BP 3/6

03013705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Horizons Group, L.L. C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2849 Paces Ferry Rd., Suite 770
(No. and Street)

Atlanta, GA 30339-3769
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~David K. Miller~~ 770-319-1970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs PC, Russell S. Goldman
(Name – *if individual, state last, first, middle name*)

316 Alexander St Marietta GA 30060
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RESOURCE HORIZONS GROUP, L.L.C.
(A Limited Liability Company,
Wholly Owned by
Resource Horizons Holding Company, L.L.C.)

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

goldman

INDEPENDENT AUDITORS' REPORT

To the Members
RESOURCE HORIZONS GROUP, L.L.C.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of RESOURCE HORIZONS GROUP, L.L.C. as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RESOURCE HORIZONS GROUP, L.L.C., as of December 31, 2002, and the results of its operations and it cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2,3, and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and in our opinion, is fairly stated in all material respects in relating to the basic financial statements, taken as a whole.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
February 28, 2003

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

OATH OR AFFIRMATION

I, David K. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Horizons Group, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David K. Miller
Signature

CEO / PRINCIPAL
Title

Notary Public, Cobb County, Georgia
My Commission Expires Sept. 28, 2003

Rosane E. Hoag-Durham
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 122,581	$ 106,959
Commissions Receivable	27,993	35,416
Related Party Receivable (Note 5)	110,170	56,653
Prepaid Expenses	183	6,665
Organization Costs, less		
Accumulated Amortization of $13,485 and $6,315	22,368	29,538
TOTAL ASSETS	$ 283,295	$ 235,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions and Fees Payable	$ 43,512	$ 50,556
Accounts payable	1,176	1,739
Total Liabilities	44,688	52,295
MEMBERS' EQUITY (EXHIBIT C)		
Members' Equity	238,607	182,936
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 283,295	$ 235,231

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements.

EXHIBIT B

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
FOR THE PERIOD MARCH 5, 2001 (Date Operations Began) THOUGH DECEMBER 31, 2001

	2002	2001
INCOME		
Commissions	$ 1,364,812	$ 1,090,665
COSTS AND EXPENSES		
Management Expense (Note 3)	113,013	52,917
Clearing Costs	3,064	4,451
Commissions	1,155,345	932,890
Insurance	-	33,323
Interest Expense	-	1,353
Registrations and Licenses	-	18,783
Amortization Expense	7,170	6,315
Miscellaneous Operating Expenses	31,920	5,191
Total Costs and Expenses	1,310,512	1,055,223
Income from Operations	54,300	35,442
OTHER INCOME		
Miscellaneous Income	131	6,958
Interest	1,240	1,925
Total Other Income	1,371	8,883
NET INCOME	$ 55,671	$ 44,325

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements.

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
FOR THE PERIOD MARCH 5, 2001 (Date Operations Began) THOUGH DECEMBER 31, 2001

	2002	2001
BALANCE – BEGINNING	$ 182,936	$ 99,714
CAPITAL CONTRIBUTIONS	-	38,897
NET INCOME (Exhibit B)	55,671	44,325
BALANCE – ENDING	$ 238,607	$ 182,936

EXHIBIT D

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
FOR THE PERIOD MARCH 5, 2001 (Date Operations Began) THOUGH DECEMBER 31, 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received From Clients	$ 1,318,718	$ 998,598
Other Operating Receipts	131	6,958
Cash Paid for Costs and Expenses	(1,304,467)	(1,003,280)
Interest Income	1,240	1,925
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,622	4,201
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash Payments for Organizational Costs	-	(5,152)
NET CASH UTILIZED IN INVESTING ACTIVITIES	-	(5,152)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	-	38,897
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	38,897
NET INCREASE IN CASH	15,622	37,946
CASH AT BEGINNING OF YEAR	106,959	69,013
CASH AT END OF YEAR (EXHIBIT A)	$ 122,581	$ 106,959

RECONCILIATION OF NET INCOME TO NET CASH UTILIZED BY OPERATING ACTIVITIES

Net Income (Exhibit C)	$ 55,671	$ 44,325

(Continued)

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements.

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
FOR THE PERIOD MARCH 5, 2001 (Date Operations Began) THOUGH DECEMBER 31, 2001
(Continued)

	2002	2001
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Flows Utilized by Operating Activities:		
Amortization	7,170	6,315
(Increase) Decrease in Commission Receivable	7,423	(35,416)
(Increase) Decrease in Related Party Receivable	(53,517)	(56,653)
(Increase) Decrease in Prepaid Expenses	6,482	(6,665)
Increase (Decrease) in Commission and Fees Payable	(7,044)	50,556
Increase (Decrease) in Accounts Payable	(563)	1,739
	$ 17,624	$ 4,202
SUPPLEMENTAL DATA		
Interest Paid	$ -	$ 1,353

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND
THE PERIOD MARCH 5, 2001 (Date Operations Began) THOUGH DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Resource Horizons Group, L.L.C. is a Delaware limited liability company. It is a wholly owned by Resource Horizons Holding Company, L.L.C., a Delaware limited liability company. The Company registered with the Securities and Exchange Commission on August 15, 2000 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 2, 2001, primarily for the purpose of qualifying and operating as a broker-dealer of securities. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $50,000 and is not authorized to hold securities or funds for customers. Resource Horizons Group, L.L.C. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

B. The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. The Company files a consolidated income tax return with its parent. Taxable income of the Company and its parent is passed through to the members and reported on their individual tax returns.

C. Certain costs associated with the organization and initial registrations of the Company have been capitalized at cost and are amortized over a sixty month estimated useful life using the straight-line method. Maintenance and repairs are charged against income, and purchases, renewals and betterments of property are capitalized. Amortization for the current period was $7,170 in 2002 and $6,315 in 2001.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of reporting cash flow, cash and cash equivalents include money market accounts and highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K) (2) (A).

3. COMMITMENTS

The Company has entered into an agreement with its parent company, Resource Horizons Holding Company, L.L.C. (the "parent"). According to the terms of the agreement, the parent will pay a portion of the company's overhead expenses, including salaries, rent, copy and telephone. The Company will be assessed on a monthly basis for its share of these costs, provided that such assessment does not reduce the Company's net capital below 120% of its minimum requirements under SEC Rule 15c3-1. The Company may repay the parent or make payments directly to the creditor, at its sole discretion. The Company paid the parent $113,013 in 2002 and $52,917 in 2001 during the year under the agreement.

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. RELATED PARTY RECEIVABLES

The Company's parent has as its members certain individuals who are registered representatives of the Company. These related parties generated 26% of the Company's total commission income and earned 27% of the Company's commission expense during the year. These transactions were consummated on terms equivalent to those that prevail in arms length transactions.

5. RELATED PARTY RECEIVABLES (Continued)

An officer of the Company is a registered representative of the Company. The officer generated 16% of the Company's total commission income and earned 16% of the Company's commission expense during the year. These transactions were consummated on terms equivalent to those that prevail in arms length transactions.

An affiliate of the Company collects all of the commissions generated by registered representatives of the Company for variable insurance products. The Company pays the commission expense associated with these transactions to the registered representatives. Therefore, the affiliate forwards all such commission income to the Company. During the year, the affiliate earned $370,224 in these commissions and transferred $360,591, resulting in the related party receivable.

The majority of the Company's operating expenses, excluding commission expense, are paid by the parent in accordance with the agreement noted in Note 3. The Company has no employees. All personnel used by the Company are employees of the parent.

RESOURCE HORIZONS GROUP, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 238,607
LESS NON-ALLOWABLE ASSETS	
Cash	$ 2,142
Commissions Receivables	87
Related party Receivables	110,170
Organization Costs, net of amortization	22,368
Prepaid Expenses	183
NET CAPITAL	$ 98,331

RESOURCE HORIZONS GROUP, L.L.C.
RECONCILATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5 (d) (4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2002

	Reported in Unaudited Part II A Focus Report	Difference	Reported in Audited Financial Statement
TOTAL MEMBERS' EQUITY			
FROM STATEMENT OF FINANCIAL CONDITION	$ 234,600	$ 4,007	$ 238,607
Less Non-Allowable Assets	140,189	5,239	134,950
NET CAPITAL	$ 94,411	$ 9,246	$ 103,657

DIFFERENCE BETWEEN UNAUDITED AND AUDITED STATEMENTS

Increase in Commission Receivable	$ 3,974
Increase in Prepaid Expenses	183
Increase in Accounts Payable	(150)
NET INCREASE (DECREASE) IN MEMBERS' EQUITY	$ 4,007

RESOURCE HORIZONS GROUP, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL NET REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS	
Commissions and Fees Payable	$ 43,512
Accounts Payable	1,176
TOTAL AGGREGATE INDEBTNESS	$ 44,688
RATIO – Aggregate Indebtedness To Net Capital	.4311 to 1
BASIC NET CAPITAL REQUIREMENT	
Net Capital (Schedule 1)	$ 103,657
Minimum Net Capital Requirement	50,000
EXCESS NET CAPITAL	$ 53,657

SCHEDULE 4

RESOURCE HORIZONS GROUP, L.L.C.
STATEMENTS OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENTS
OF SUBORDINATED LIABILITIES
DECEMBER 31, 2002

The Company is exempt from compliance with rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2002.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2002.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Resource Horizons Group, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Resoure Horizons Group, LLC, for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-3, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. The Company was in compliance with the condition of exemption, and no facts came to our attention indicating that such condition had not been complied with during the year ended December 31, 2002.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

goldman
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted the following matter involving the control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Resources Horizons Group, LLC, for the year ended December 31, 2002, and this report does not affect our report thereon dated.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Goldman & Company, CPAs, PC
February 28, 2003